NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

Application for Individual Life Insurance   P.O. Box 182835, Columbus, Ohio 43218-2835

PART A – CLIENT INFORMATION

1. Proposed Primary Insured

Name *(First, MI, Last)*	SSN / Tax ID # - -

Address	City

State	Zip Code	County	Sex ☐ M ☐ F	Former Name

Marital Status ☐ Married ☐ Single ☐ Other_____	Age	Date of Birth *(mm/dd/yyyy)*	State of Birth

E-Mail Address	Phone # ( )	☐ AM ☐ PM

Driver's License # / State of Issue	Annual Income	Net Worth

Occupation	Employer	Citizenship *(If other, submit Foreign Supplement.)* ☐ U.S. ☐ Canada ☐ Other, how long have you lived in the U.S.?_____

2. Proposed Additional Insured

If applicable, complete for either:

a) Joint Insured for Survivorship Life Plan; or

b) Term Rider on Another Covered Person (i.e., Spouse/Children)

If additional space is required, use Special Instructions Section.

Name of Additional Insured(s)	Birth Date	Birth State	Sex	Height	Weight	SSN / Tax ID #	Relationship to Primary Insured

Joint/Spouse Proposed Additional Insured Information Only

Former Name	Address ☐ *(Check box if same as Proposed Primary Insured)*

City	State	Zip Code	County

E-Mail Address	Phone # ( )	☐ AM ☐ PM

Driver's License # / State of Issue	Annual Income	Net Worth

Occupation	Employer	Citizenship *(If other, submit Foreign Supplement.)* ☐ U.S. ☐ Canada ☐ Other, how long have you lived in the U.S.?_____

3. Owner

Complete ONLY if Owner is not the Proposed Primary Insured.

Unless indicated the Proposed Primary Insured (Joint Insureds in the case of Survivorship) will own the policy.

If more than two Owners are requested, use Special Instructions Section.

TRUST - Submit a copy of first and signature pages of Trust document.

Name *(First, MI, Last)*	SSN / Tax ID # - -

Address ☐ *(Check box if same as Proposed Primary Insured)*	City

State	Zip Code	County	Date of Birth *(mm/dd/yyyy)*	Phone # ( )	☐ AM ☐ PM

Type of Owner ☐ Individual ☐ Employer ☐ Trust ☐ Rabbi Trust ☐ Other _____	Relationship to Insured	E-Mail Address

If more than one Owner the following will be applicable: 1) Ownership will be vested jointly with right of survivorship, otherwise to the Executor or Administrator of the last owner's estate. 2) All notices will be mailed to the one address listed above unless otherwise instructed. 3) For tax reporting purposes, only one Social Security Number can be used. The SSN shown above will be used unless otherwise instructed.

Joint Owner *(First, MI, Last)*	SSN / Tax ID # - -

Address ☐ *(Check box if same as Proposed Primary Insured)*	City

State	Zip Code	County	Date of Birth *(mm/dd/yyyy)*	Phone # ( )	☐ AM ☐ PM

Type of Owner ☐ Individual ☐ Employer ☐ Trust ☐ Rabbi Trust ☐ Other _____	Relationship to Insured	E-Mail Address

Exact Name of Trust	Trust Tax ID Number	Current Trustee(s)	Date of Trust



4. **Contingent Owner**	Name *(First, MI, Last)*				SSN / Tax ID # - -
Complete this section to name an alternative Owner in the event the Insured survives the Owner.	Address ☐ *(Check box if same as Proposed Primary Insured)*			City	
	State	Zip Code	County	Relationship to Insured	Date of Birth *(mm/dd/yyyy)*

5. Primary Beneficiary Designations

If Survivorship Life Plan, the Proposed Insureds may not be named as Beneficiary.

If additional space is required, use Special Instructions Section.

When more than one Beneficiary is designated, payments will be made in equal shares to the Beneficiaries surviving the Insured, or in full to the last surviving Beneficiary, unless some other distribution of proceeds is provided.

☐ **Check this box if Trust named in the Owner section is to be the Primary Beneficiary. If a different Trust is named as Primary Beneficiary or Trust is named as Contingent Beneficiary, provide the Trust information below.**

For Proposed Primary Insured

Primary Beneficiary(ies) Name(s) or Trust and Trustee(s)	Share %	Relationship to Insured(s)	Birth Date or Trust Date	SSN/Tax ID #	Address & Phone #

For Proposed Additional Insured

Primary Beneficiary(ies) Name(s) or Trust and Trustee(s)	Share %	Relationship to Insured(s)	Birth Date or Trust Date	SSN/Tax ID #	Address & Phone #

6. Contingent Beneficiary Designations

If additional space is required, use Special Instructions Section.

For Proposed Primary Insured

Contingent Beneficiary(ies) Name(s) or Trust and Trustee(s)	Share %	Relationship to Insured(s)	Birth Date or Trust Date	SSN/Tax ID #	Address & Phone #

For Proposed Additional Insured

Contingent Beneficiary(ies) Name(s) or Trust and Trustee(s)	Share %	Relationship to Insured(s)	Birth Date or Trust Date	SSN/Tax ID #	Address & Phone #

7. Taxpayer ID Number

STOP

Check box, if applicable

I certify under penalties of perjury that:
- The number shown on this form is my correct taxpayer identification number and,
- I am not subject to backup withholding because
  - I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or
  - the Internal Revenue Service has notified me that I am no longer subject to backup withholding, or that I am exempt from backup withholding, and
- I am a U.S. person *(including a U.S. resident alien)*.

☐ **Check this box if you have been notified by the IRS that you are currently subject to backup withholding because of failure to report interest or dividends on your tax return.**

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

PLAN INFORMATION

8.	Life Insurance Plan	

STOP

The Variable Life Fund Supplement MUST be completed if applying for a Variable Product.

The IUL Allocation Form MUST be completed if applying for an Indexed UL Product.

☐ Waddell & Reed Protection VUL II
☐ Waddell & Reed Accumulation VUL II
☐ Nationwide YourLife® 10-year Term
☐ Nationwide YourLife® 15-year Term
☐ Nationwide YourLife® 20-year Term
☐ Nationwide YourLife® 30-year Term
☐ Nationwide YourLife® 20-Pay WL
☐ Nationwide YourLife® WL 100

☐ Nationwide YourLife® Indexed UL
☐ Nationwide YourLife® Current Assumption UL
☐ Nationwide YourLife® No-Lapse Guarantee UL
☐ Nationwide YourLife® No-Lapse Guarantee SUL II
☐ Nationwide YourLife® Protection VUL
☐ Nationwide YourLife® Accumulation VUL
☐ Nationwide YourLife® Survivorship VUL
☐ Other_____

Base Specified Amount	**+**	Additional Term Rider/Supplemental Coverage Amount *(check plan for availability)*	**=**	Total Specified Amount *(including Additional Term Rider/ Supplemental Coverage)*
$_____		$_____		$_____

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9. Additional Options

STOP

Complete this section if you applied for a Variable Universal, Universal or Survivorship Life Plan.

Death Benefit Option *(If no option is selected here, Option 1 is elected.)*

☐ Option 1 ......(The Specified Amount, or a multiple of the Cash/Accumulated Value, whichever is greater.)
☐ Option 2 ......(The Specified Amount, plus the Cash/Accumulated Value, or a multiple of the Cash/Accumulated Value, whichever is greater.)
☐ Option 3 ......(The Specified Amount, plus the Accumulated Premium Account at _____%* interest or a multiple of the Cash/Accumulated Value, whichever is greater.) **Enter a percentage up to 12% maximum, **ONLY** if the Owner is a business entity. If nothing is entered or the Owner is not a business entity, 0% will apply.*

Internal Revenue Code Life Insurance Qualification Test Option

☐ Guideline Premium/Cash Value Corridor Test
☐ Cash Value Accumulation Test
(If no selection is made here, the Guideline Premium/Cash Value Corridor Test is elected.)

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10. Optional Benefits
Check Plan for Availability.

Variable or Universal Life Plans Only *(Subject to Plan availability.)*

☐ Spouse Rider................................... $_____
☐ Children's Term Insurance Rider...... $_____
☐ Long Term Care Rider* .... $_____
   *Complete Supplement for Long Term Care Rider.
☐ Accidental Death Benefit Rider......... $_____
☐ Adjusted Sales Load Rider   _____%
   (in whole percentages only) waived for _____ years
☐ Extended Death Benefit Guarantee Rider
   _____ Guarantee Percentage *(Indicate percentage of specified amount)*
   _____ Guarantee Duration *(Indicate number of years)*

☐ Change of Insured Rider
☐ Other Rider(s)_____
☐ Other Rider(s)_____

Can select only one:
☐ Premium Waiver Rider ....$_____
☐ Waiver of Monthly Deductions Rider

Can select only one:
☐ Surrender Value Enhancement Benefit
☐ Conditional Return of Premium Rider (cannot be elected with Extended Death Benefit Guarantee Rider)

Survivorship Variable or Survivorship Universal Life Plans Only *(Subject to Plan availability.)*

☐ Four Year Term Rider**.................... $_____
   ***If the **No Charge Four Year Term Insurance** has been illustrated you should **NOT** select this rider.*

☐ Policy Split Option Rider
☐ Other Rider(s)_____
☐ Other Rider(s)_____

Whole or Term Life Plans Only *(Subject to Plan availability.)*

☐ 20 Year Spouse Rider .... $_____
☐ Children's Term Insurance Rider...... $_____
☐ Accidental Death Benefit Rider......... $_____
☐ Guaranteed Insurability Benefit Rider $_____
☐ Waiver of Premium Disability Benefit Rider
☐ Owner's Waiver of Premium Death Benefit Rider
   (Complete Part B for the Owner)
   Occupation_____
   Height_____
   Weight_____
   State of Birth_____

☐ Owner's Waiver of Premium Death or Disability Benefit Rider (Complete Part B for the Owner)
   Occupation_____
   Height_____
   Weight_____
   State of Birth_____
☐ Other Rider(s)_____
☐ Other Rider(s)_____
☐ Other Rider(s)_____

Policy will be issued with Automatic Premium Loan Option (APL) for Whole Life Plans only, if available, unless the box below is checked.
☐ **No, do not issue with APL.**



FUTURE BILLING AND PREMIUM INFORMATION

11. Amount Paid With Application *Check the applicable option and indicate the premium amount being submitted with the application.*	*(Be sure to review Temporary Insurance Agreement to verify if the Proposed Insured qualifies to submit premium with the application.)* ☐ Check/Wire amount with application .... $_____ **(NOTE:** Make all checks payable to **NATIONWIDE.)** ☐ Web Remittance (this option is not available for VUL products)..................................... $_____ ☐ Draft initial payment only (indicate initial premium amount and complete Section 13b)............... $_____ ☐ Draft initial payment and future payments (indicate initial premium amount and complete Sections 12 & 13) .... $_____

12. Future Billing and Payment Options *Check the applicable billing or payment option(s) and indicate the premium amount.*	**Billing Options:** ☐ Monthly EFT* .... $_____ *If selected, complete Section 13, Monthly Electronic Draft Authorization.* ☐ Quarterly .... $_____ ☐ Semi-Annual .... $_____ ☐ Annual .... $_____	**Payment Options:** ☐ Single Premium .... $_____ ☐ Billing Advantage .... $_____ Account Number_____ ☐ 1035 Exchange .... $_____ ☐ Other.. $_____

13. Electronic Draft Authorization	**13a. Monthly Electronic Draft Options:**

Monthly Draft Day (1st – 28th):_____ *(**NOTE:** Monthly Draft Day will be determined based upon policy effective date unless a day is requested above.)*	Draft Options: ☐ *Checking - Use information on the initial premium check. ☐ *Checking - (Provide a pre-printed voided check.) ☐ *Savings - (Provide a letter from the bank indicating the Transmit/ABA number, Account number and Account Holder's name.)

13b. If no check or deposit slip provided, indicate below the bank information to be used:

Financial Institution Name_____	Transit/ABA Number_____
Account Number_____	Type of Account: ☐ *Checking ☐ *Savings

*By providing my financial institution name and account information, I hereby authorize Nationwide Life and Annuity Insurance Company to initiate debit entries to my checking/savings account indicated above and the Financial Institution to debit the same such account.

14. Payor	*If someone other than the Insured(s) or the Owner is billed for the premium for this policy.* Name *(First, MI, Last)*

Address	City	State	Zip Code

INSURANCE INFORMATION

15. Replacement and Other Policy Information  *Be sure to answer all questions. If applicable, check the appropriate box.*	☐ Yes ☐ No	a. Do you have any other Life Insurance or Annuities either currently in force or that has been sold to a third party? *(If "yes", list below.)*
	☐ Yes ☐ No	b. Is any person here proposed for coverage now applying for Life Insurance or Annuities with any other company? *(If "yes", provide name of Company, amount applied for and purpose of coverage.)*_____
	☐ Yes ☐ No	c. Will any Life Insurance or Annuities for this or any other company be replaced, discontinued, reduced or changed if insurance now applied for is issued? *(If "yes", list below and complete appropriate replacement forms. If this is an IRC Sect 1035 Exchange, attach 1035 forms.)*
	☐ Yes ☐ No	d. Is any person here proposed for coverage had Life Insurance or Annuities in the past 3 years that is no longer in force? *(If "yes", provide name of Company, face amount and reason coverage is no longer in force.)*_____

Insured	Company	Policy Number	Amount Of Coverage	Year Issued	To Be Replaced	1035 Exch	Lapsed/ Surrendered/ Sold	Nationwide Term Conversion
			$		☐ Yes ☐ No	☐		☐
			$		☐ Yes ☐ No	☐		☐
			$		☐ Yes ☐ No	☐		☐
			$		☐ Yes ☐ No	☐		☐

FINANCIAL INFORMATION

16. Financial Questions *Explain all "yes" answers in Section 17 Details box below unless instructed otherwise.* **STOP** *This section needs to be completed by each Proposed Insured and Owner/Trustee, if other than Proposed Insured(s).*	**All questions must be answered by each Proposed Insured and Owner/Trustee, if other than Proposed Insured(s). For each *yes* answer, indicate the appropriate item(s) and provide details.**	**Proposed Primary Insured**		**Proposed Additional Insured**		**Owner/ Trustee if other than Proposed Insured(s)**	
		Yes	No	Yes	No	Yes	No
	a. Is this policy being purchased for the purpose of selling or assigning this policy to a life settlement company, trust, limited liability corporation, viatical, or other secondary market purchaser?	☐	☐	☐	☐	☐	☐
	b. Have you entered into any agreement, or made arrangements, for the sale or assignment of this policy to a life settlement company, trust, limited liability corporation, viatical, or other secondary market purchaser?	☐	☐	☐	☐	☐	☐
	c. Have you been involved in any communication about the possible sale or assignment of this policy to a life settlement company, trust, limited liability corporation, viatical, or other secondary market purchaser?	☐	☐	☐	☐	☐	☐
	d. Have you ever sold any life insurance policy to a life settlement company, trust, limited liability corporation, viatical, or other secondary market purchaser?	☐	☐	☐	☐	☐	☐
	e. Will any portion of the current or future premium for this policy be financed?	☐	☐	☐	☐	☐	☐
	f. Will any Insured or Policy Owner receive any payment in connection with the insurance issued on the basis of this application?	☐	☐	☐	☐	☐	☐

17. Explanation of Financial Details *If more space is needed, an additional blank sheet may be attached. Any Proposed Insured(s) or Owner(s) should sign and date additional pages.*	**Question Letter**	**Person**	**Dates**	**Details**

PART B - PERSONAL AND HEALTH INFORMATION

18. Tobacco Use *All questions are to be answered by each Proposed Insured.* **STOP** *Be sure to answer this section.*	**Have you used tobacco or nicotine in any form?**	**Proposed Primary Insured**	**Proposed Additional Insured**
	1. In the last 12 months?	☐ Yes ☐ No *If "yes", date last used.*_____	☐ Yes ☐ No *If "yes", date last used.*_____
	2. In the last 5 years?	☐ Yes ☐ No *If "yes", date last used.*_____	☐ Yes ☐ No *If "yes", date last used.*_____
	3. If "yes", check all forms of tobacco or nicotine products used.	☐ Cigarettes ☐ Cigars ☐ Chewing Tobacco ☐ Pipe ☐ Other Tobacco ☐ Snuff ☐ Nicotine Products (gum, patch, etc.)	☐ Cigarettes ☐ Cigars ☐ Chewing Tobacco ☐ Pipe ☐ Other Tobacco ☐ Snuff ☐ Nicotine Products (gum, patch, etc.)

19. Physical Measurements *Fill in information for the Proposed Primary Insured.*	**Height**	**Current Weight**	**Weight 1 Year Ago**	**Reason for Weight Gain or Loss**

20. Personal Physicians *If Child Rider coverage is requested, use Special Instructions Section to add Personal Physician information for each child.*		**Proposed Primary Insured**	**Proposed Additional Insured**	**Any Child**
	Name of Personal Physician:			
	Address:			
	Telephone Number:			
	Date last consulted:			
	Reason last consulted:			
	Treatment given or medication prescribed:			



21. Personal Details *Explain all "yes" answers in Section 22 Details box below unless instructed otherwise.*	**All questions are to be answered by each Proposed Insured. For each yes answer, indicate the appropriate item(s) and provide details.**	Proposed Primary Insured		Proposed Additional Insured		Any Child	
		Yes	No	Yes	No	Yes	No
	a. Have you ever had any application for Life or Health Insurance *(or any application for reinstatement for Life or Health Insurance)* declined, postponed, rated-up or limited?	☐	☐	☐	☐	☐	☐
	b. Have you ever applied for or received disability payments for any illness or injury?	☐	☐	☐	☐	☐	☐
	c. In the past 3 years have you engaged in, or do you intend to engage in: flying as a pilot, student pilot, or crew member; organized racing of an automobile, motorcycle, or any type of motor-powered vehicle; scuba diving, mountain climbing, hang gliding, parachuting, sky diving, bungee jumping, soaring, or ballooning? *(If "yes", complete an Aviation/ Hazardous Activities Questionnaire.)*	☐	☐	☐	☐	☐	☐
	d. Have you ever had your driver's license suspended or revoked; or ever been convicted of driving while impaired or intoxicated, or in the past 3 years been convicted of more than one moving violation?	☐	☐	☐	☐	☐	☐
	e. Except as prescribed by a physician, have you ever used, or been convicted for sale or possession of cocaine or any other narcotic or illegal drug? *(If "yes", complete Drug Questionnaire.)*	☐	☐	☐	☐	☐	☐
	f. Have you ever been charged with a violation of any criminal law?	☐	☐	☐	☐	☐	☐
	g. In the next 12 months, do you plan to travel or reside outside of the United States or Canada? *(If "yes", complete Supplement for Foreign Nationals or Travel.)*	☐	☐	☐	☐	☐	☐
	h. Do you belong to or intend to join any active or reserve military or naval organization? *(If "yes", complete Military Status Questionnaire.)*	☐	☐	☐	☐	☐	☐
	i. Have you had any bankruptcies in the past 7 years or do you have any suits or judgments pending against you at this time?	☐	☐	☐	☐	☐	☐
	j. To the best of your knowledge, do you have a parent or sibling who died from cancer or cardiovascular disease prior to age 60? *(If "yes", provide relationship to Proposed Insured(s), age at death, and cause of death, and if cancer, provide type.)*	☐	☐	☐	☐	☐	☐

22. Explanation of Personal Details *If more space is needed, an additional blank sheet may be attached. Any Proposed Insured(s) or Owner(s) should sign and date additional pages.*	Question Letter	Person	Dates	Details



HEALTH INFORMATION

23. Health Questions	To the best of your knowledge and belief, has anyone here proposed for insurance ever consulted a licensed health care provider for, been treated for, taken medication for, or been diagnosed as having:	Proposed Primary Insured		Proposed Additional Insured		Any Child	
All questions are to be answered by each Proposed Insured.		Yes	No	Yes	No	Yes	No
Explain all "yes" answers in Section 24 Details box unless instructed otherwise.	a. AIDS (Acquired Immune Deficiency Syndrome), or any other AIDS-related condition, or received a positive result of an HIV (Human Immunodeficiency Virus) test?	☐	☐	☐	☐	☐	☐
	b. Heart disease including heart attack, angina, or other chest pain, cardiomyopathy, shortness of breath, congestive heart failure, heart murmur, or other disorder of the heart?	☐	☐	☐	☐	☐	☐
	c. Irregular heart beat, palpitations, high blood pressure, high cholesterol, or high triglycerides?	☐	☐	☐	☐	☐	☐
	d. Aneurysm, carotid artery disease, deep venous thrombosis, phlebitis, peripheral vascular disease, any other disorder of the blood vessels, or pulmonary embolism?	☐	☐	☐	☐	☐	☐
	e. Headaches, seizures, epilepsy, stroke, Alzheimer's disease, dementia, Parkinson's disease, multiple sclerosis, or any other brain or nervous disorder?	☐	☐	☐	☐	☐	☐
	f. Depression, neurosis, affective disorder, psychosis, or any other mental or emotional disorder?	☐	☐	☐	☐	☐	☐
	g. Asthma, emphysema, chronic bronchitis, tuberculosis, or any other disease of the lungs or respiratory system?	☐	☐	☐	☐	☐	☐
	h. Colitis, ulcer, persistent diarrhea, rectal bleeding, Crohn's disease, ulcerative colitis, or any other disease or disorder of the esophagus or digestive tract?	☐	☐	☐	☐	☐	☐
	i. Sugar, protein or blood in the urine, kidney stones, sexually transmitted disease, or any other disease or disorder of the kidneys, bladder, prostate, breast, urinary tract or reproductive system?	☐	☐	☐	☐	☐	☐
	j. Diabetes, hepatitis, cirrhosis or any other disease of the liver, pancreas, or thyroid?	☐	☐	☐	☐	☐	☐
	k. Disorder of the blood including anemia, sickle cell disorders, thalassemia, hemophilia, or any other disorder of the red blood cells, or white blood cells, platelets, or clotting factors?	☐	☐	☐	☐	☐	☐
	l. Cancer, or any malignant or benign tumor or cyst, or any chronic disease of the skin or lymph glands?	☐	☐	☐	☐	☐	☐
	m. Arthritis, rheumatoid arthritis, osteoporosis; or any paralysis or chronic back or muscle condition?	☐	☐	☐	☐	☐	☐
	n. Alcoholism, narcotic addiction, drug use, or hallucinations?	☐	☐	☐	☐	☐	☐
	o. Any disease or disorder of the eyes, ears, nose or throat?	☐	☐	☐	☐	☐	☐
	To the best of your knowledge and belief, in the past 5 years, has anyone here proposed for insurance:						
	p. Consulted, or been examined or treated by any physician, chiropractor, psychologist or other health care practitioner or by any hospital, clinic, or other health care facility not already disclosed on this application? *(If it was for a "check up", annual physical, employment physical, etc., so state and give findings and results.)*	☐	☐	☐	☐	☐	☐
	q. Had any disease, disorder, injury, or operation not already disclosed on this application?	☐	☐	☐	☐	☐	☐
	r. Had any x-rays, electrocardiograms, or other medical tests for reasons not already disclosed on this application?	☐	☐	☐	☐	☐	☐
	s. Been medically advised to have any surgery, hospitalization, treatment or test that was not completed or results that you have not received?	☐	☐	☐	☐	☐	☐
	t. Currently taking any medication other than indicated above to include prescription, over-the-counter medications for more than 5 days, dietary supplements, "natural" or herbal medications? (Give details of dosage and frequency.)	☐	☐	☐	☐	☐	☐
	u. Used alcoholic beverages? *(If yes, how much, what kind (beer, wine, liquor), and how often?)*	☐	☐	☐	☐	☐	☐

24. Details of Health History	Question Letter	Person	Dates	Details *(Be specific. Give full names, addresses and telephone numbers (if available) of physicians, hospitals, etc.)*
If more space is needed, an additional blank sheet may be attached. Any Proposed Insured(s) or Owner(s) should sign and date additional pages.				

25. Special Instructions Section	*If more space is needed, an additional blank sheet may be attached. Any Proposed Insured(s) or Owner(s) should sign and date additional pages.*

PART C – FRAUD STATEMENTS AND IMPORTANT NOTICES

ALABAMA, IDAHO and MISSISSIPPI only:	Any person who submits an application or a claim containing a false or deceptive statement, and does so with intent to defraud or knowing that he/she is facilitating a fraud against an insurer, may be guilty of insurance fraud.
DISTRICT OF COLUMBIA only:	WARNING: IT IS A CRIME TO PROVIDE FALSE OR MISLEADING INFORMATION TO AN INSURER FOR THE PURPOSE OF DEFRAUDING THE INSURER OR ANY OTHER PERSON. PENALTIES INCLUDE IMPRISONMENT AND/OR FINES. IN ADDITION, AN INSURER MAY DENY INSURANCE BENEFITS IF FALSE INFORMATION MATERIALLY RELATED TO A CLAIM WAS PROVIDED BY THE APPLICANT.
Pre-Notice of Procedures as Required by The Fair Credit Reporting Act of 1970	This notice is to inform you that as part of our normal underwriting procedures in connection with an application for insurance: • An investigative consumer report may be made whereby information is obtained through personal interviews with your neighbors, friends or others with whom you are acquainted. This inquiry will include information as to character, general reputation, personal characteristics and mode of living, except as may be related directly or indirectly to your sexual orientation, with respect to you, members of your family, and others having an interest in or closely connected with the insurance transaction; and • You may elect to be interviewed if an investigative consumer report is prepared in connection with this application. You are entitled to receive a copy of any investigative consumer report by submitting your request in writing. • Upon your written request, made within a reasonable time after you receive this notice, additional information as to the nature and scope of the investigation, if one is made, will be provided. You may send corrections and requests for additional information addressed to Nationwide Life and Annuity Insurance Company, P.O. Box 182835, Columbus, Ohio 43218-2835. In the event of an adverse decision, you will be notified in writing.
MIB, Inc. Disclosure Notice	Information regarding your insurability will be treated as confidential. Nationwide Life and Annuity Insurance Company, or its reinsurer(s) may, however, make a brief report thereon to MIB, Inc., a non-profit membership organization of life insurance companies, which operates an information exchange on behalf of its members. If you apply to another MIB, Inc. member company for life or health insurance coverage or a claim for benefits is submitted to such a company, MIB, Inc., upon request, will supply such company with the information in its file. Upon receipt of a request from you, MIB, Inc. will arrange disclosure of any information it may have in your file. If you question the accuracy of information in the MIB, Inc. file, you may contact MIB, Inc. and seek a correction in accordance with the procedures set forth in the Federal Fair Credit Reporting Act. The address of the MIB, Inc. information office is 50 Braintree Hill, Suite 400, Braintree, Massachusetts 02184-8734, telephone number 866-692-6901 (TTY 866-346-3642). The e-mail address of the MIB, Inc. information office is www.mib.com. Nationwide Life and Annuity Insurance Company or its reinsurer(s) may also release information in its file to other life insurance companies to whom you may apply for life or health insurance, or to whom a claim for benefits may be submitted.



PART D – AGREEMENT, AUTHORIZATION AND SIGNATURE

Agreement	I understand and agree that: • This application, any amendments to it, and any related medical examination(s) will become a part of the Policy and are the basis of any insurance issued upon this application. • The Proposed Insured or Owner has a right to cancel this application at any time by contacting their producer or Nationwide in writing. No producer, medical examiner or other representative of Nationwide may accept risks or make or change any contract; or waive or change any of the Company's rights or requirements. • If the full first premium is made in exchange for a Temporary Insurance Agreement, Nationwide will only be liable to the extent set forth in that Agreement. • If the full first premium is not paid with this application, then insurance will only take effect when (1) a policy is issued by Nationwide and accepted by me; and (2) the full first premium is paid; and (3) all the answers and statements made on the application, medical examination(s) and amendments are true to the best of my knowledge and belief when (1) and (2) have occurred.
HIPAA Compliant Authorization	I authorize: any licensed physician or medical practitioner, any hospital, clinic, any pharmacy or pharmacy benefit managers, and other sources who maintain prescription drug records and related information, or other medical or medically related facility; any insurance company; MIB, Inc.; or any other organization, institution, or person, to disclose any information concerning me, including, but not limited to, my entire medical/health record to the Medical Director of Nationwide Life and Annuity Insurance Company or its affiliates, including, but not limited to, RSA Medical, for the purpose of underwriting my application in order to determine eligibility for Life Insurance and to investigate claims. I also authorize Nationwide to report information to MIB, Inc. By my signature below, I acknowledge that any agreements I have made to restrict my protected health information do not apply to this form; and I instruct any physician; health care professional; hospital; clinic; pharmacy or pharmacy benefit managers; medical facility, or other health care provider to release and disclose my entire medical/health record without restriction. I understand that any information that is disclosed pursuant to this form may be redisclosed and no longer be covered by federal rules governing privacy and confidentiality of health information. This form, or a copy of it, will be valid for a period of not more than two and one-half years (30 months) from the date it was signed. I understand that I have the right to revoke this form in writing, at any time, by sending a written request for revocation to Nationwide Life and Annuity Insurance Company, Attention: Underwriting, P.O. Box 182835, Columbus, Ohio 43218-2835. I understand that a revocation is not effective to the extent that any of my providers have relied on this form; or to the extent that Nationwide Life and Annuity Insurance Company has a legal right to contest a claim under an insurance policy or to contest the policy itself. I further understand that if I refuse to sign this form to release my complete records, or, if I revoke this authorization before a policy is issued, Nationwide Life and Annuity Insurance Company may not be able to process my application. I understand that my authorized representative or I have a right to a copy of this form by sending a request to Nationwide in writing.

Proposed Insured(s) and Owner/Trustee Signatures
 🛑 STOP
 All Financial questions in Section 16 (a through f) are required to be answered for both the Proposed Insured(s) and Owner, if not Proposed Insured(s).
	I HAVE READ THIS APPLICATION AND AGREEMENT AND DECLARE THAT THE ANSWERS ARE TRUE TO THE BEST OF MY KNOWLEDGE AND BELIEF. I UNDERSTAND AND AGREE TO ALL ITS TERMS.
	
	Signed at _____, on _____, _____
	          City/State Month/Day Year
	
	X_____
	Full Name of Proposed Primary Insured *(print)* Signature of Proposed Primary Insured
	           (or parent if Proposed Primary Insured is under age 15)
	
	X_____
	Full Name of Proposed Additional Insured *(print)* Signature of Proposed Additional Insured
	           (if to be Insured)
	
	X_____ X_____
	Signature of Applicant/Owner Signature of Applicant/Owner
	(if other than the Proposed Insured(s)) *(if other than the Proposed Insured(s))*

PART E - PRODUCER'S CERTIFICATION

Producer's Certification 🛑 STOP *Be sure to answer all three questions.*	☐ Yes ☐ No	a. I have truly and accurately recorded all Proposed Insureds' answers on this application.
	☐ Yes ☐ No	b. I have witnessed his/her/their signature(s) hereon. *(If "no", provide details in Special Instructions Section.)*
	☐ Will ☐ Will Not	c. To the best of my knowledge, the insurance applied for will or will not replace any Life Insurance, and/or Annuities.
	X_____ Producer's Name *(print)* Signature of Producer _____ _____ Firm Producer's Nationwide #	



TEMPORARY INSURANCE AGREEMENT
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY, COLUMBUS, OH
This Agreement provides a limited amount of Life Insurance coverage, for a limited period of time, subject to the terms of this Agreement.

HEALTH QUESTION

	Proposed Primary Insured		Proposed Additional Insured		Any Child		Has anyone here proposed for insurance:
	Yes	No	Yes	No	Yes	No	
STOP *Question must be answered by each Proposed Insured(s).*	☐	☐	☐	☐	☐	☐	To the best of your knowledge and belief, within the past 10 years, been treated for, consulted a licensed health care provider, or been diagnosed by a licensed health care provider as having: angina, or chest pain or discomfort; heart attack, heart murmur, or any other heart disorder; epilepsy, stroke or diabetes; AIDS (Acquired Immune Deficiency Syndrome), any AIDS-related disorder or positive HIV (Human Immunodeficiency Virus) test result; any brain, nervous, or mental disorder, any drug or alcohol addiction; any kidney disorder (other than kidney stones); or any cancer or other malignancy?

*If the above question is answered **YES or LEFT BLANK, NO COVERAGE** will take effect under this Agreement and no representative of Nationwide Life and Annuity Insurance Company is authorized to accept money, and/or provide a temporary insurance receipt to the applicant.*

TERMS AND CONDITIONS

Amount of Coverage [$1,000,000] *overall maximum for all applications or agreements.*	Temporary Insurance under this Agreement will commence on the date of the application if the full first premium for the mode selected has been paid and accepted by Nationwide or authorized by Electronic Funds Transfer as advance payment for an application for Life Insurance. If any Proposed Insured dies while this temporary insurance is in effect, Nationwide will pay to the designated Beneficiary the lesser of: • the amount of death benefits, if any, which would be payable under the policy and its riders if issued as applied for, excluding any accidental death benefits, or • [$1,000,000] This total benefit limit applies to all insurance applied for under this and any other current applications to Nationwide and any other Temporary Insurance Agreements for Life Insurance whether applied for on the life or lives of one or more Proposed Insureds.
Date Coverage Terminates *60 DAYS maximum coverage.*	Temporary Life Insurance under this Agreement will terminate automatically on the earliest of: • **60 days** from the date of this signed Agreement, or • the date any policy is offered or issued to the Proposed Insured in connection with the above application, or • the date Nationwide mails notice of termination of coverage and refund of the advance payment to the Proposed Insured, or the Owner, if different than the Proposed Insured.
Limitations	• Fraud or material misrepresentation in the application or in the answers to the Health question of this Agreement invalidates this Agreement and Nationwide's only liability is for refund of any payment made. • This Agreement does not provide coverage for Proposed Insured's who are under 15 days of age or over the age of 70 on the date of the Agreement. • If any Proposed Insured dies by suicide, while sane or insane, Nationwide's liability under this Agreement is limited to a refund of the payment made. • There is no coverage under this Agreement if the check submitted as payment is not honored by the bank on first presentation or if the Electronic Funds Transfer is not processed by the bank. • No one is authorized to waive or modify any of the provisions of this Agreement.

SIGNATURES

Proposed Insured(s) and Owner Signatures	I HAVE RECEIVED A COPY OF AND HAVE READ THIS AGREEMENT AND DECLARE THAT THE ANSWERS ARE TRUE TO THE BEST OF MY KNOWLEDGE AND BELIEF. I UNDERSTAND AND AGREE TO ALL ITS TERMS. Dated *(mm/dd/yyyy)* _____ X_____ Signature of Proposed Primary Insured *(or parent if Proposed Primary Insured is under age 15)* X_____ X_____ Signature of Applicant/Owner *(if other than the Proposed Insured(s))* — Signature of Proposed Additional Insured *(if to be Insured)*
Initial Premium Receipt and Producer's Signature **STOP** *Be sure to include the amount of the initial premium payment.*	An initial premium payment in the amount of $_____ has been submitted with this application. I have advised the Applicant/Owner that additional premium may need to be submitted at time of delivery. X_____ Signature of Producer — Firm — Producer's Nationwide #

